FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 12, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 12, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director



BRF
BRASIL FOODS

BRF

2Q11 Results
August 2011

José Antonio Fay - CEO
Leopoldo Saboya - CFO

The results of the second quarter 2011 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

2Q11 Results


batavo
Elegê
Miss Daisy
Sadia
OURO
PERDIGÃO
mortadela
PERDIGÃO
Se é de coração, é de verdade.

Highlights


Elegê
batavo

- ✓ CADE's approval
- ✓ Very positive operating performance
- ✓ Continuity of synergies capture
- ✓ Record EPS
- ✓ Record 2Q EBITDA margin

Net Sales- Continuous Growth



R$ million
19.3%
△973
5,047
6,020
59% DS
41% E
60% DS
40% E
13.8%
△1.137
5,532
6,294
57% DS
43% E
59% DS
41% E
16.4%
△1.735
10,579
12,314
59% DS
41% E
58% DS
42% E
Domestic
Export
1Q
2Q
1H
2010
2011

Q2 2011 Results

R$ million



Gross Profit
24.4%
24.8%
1,350
1,561
2Q10
2Q11
Gross Profit
Gross Margin



EBITDA
11.1%
12.5%
614
786
2Q10
2Q11
EBITDA
EBITDA Margin



EBIT
6.4%
8.1%
352
513
2Q10
2Q11
EBIT
EBIT Margin



Net Income
3.1%
7.9%
171
498
2Q10
2Q11
Net Income
Net Margin

EBITDA

R$ million



12.5%
10.9%
11.1%
8.2%
7.1%
average
9,9%
166
233
374
614
786
2Q07
2Q08
2Q09 *
2Q10
2Q11
EBITDA
EBITDA Margin

•2Q09 unaudited proforma
2Q07 and 2Q08 do not include Sadia
2Q10 and 2Q11 include Sadia.

EBIT (Breakdown by Markets)

R$ million

Domestic Market


50 bps
7.8%
8.3%
245
308
2Q10
2Q11

Export Market


340 bps
4.5%
7.9%
107
205
2Q10
2Q11

Total


170 bps
6.4%
8.1%
352
513
2Q10
2Q11

Earnings per Share



1.01
0.92
274%
0.26
0.28
0.27
1H2010
2008
2009
2010
1H2011

Highlights 2Q11

R$ million

HIGHLIGHTS	2Q11	2Q10	% CH.
Net Sales	6,294	5,532	14%
Domestic Market	3,700	3,157	17%
Exports	2,594	2,374	9%
Gross Profit	1,561	1,350	16%
Gross Margin	*24.8%*	*24.4%*	*40 bps*
EBIT	513	352	46%
Net Income	498	171	190%
Net Margin	*7.9%*	*3.1%*	*480 bps*
EBITDA	786	614	28%
EBITDA Margin	*12.5%*	*11.1%*	*140 bps*
Earnings per Share[1]	0.57	0.20	190%

[1] Consolidated earnings per share (in R$), excluding treasury shares

COGS and SG&A Reduction (2Q11/2Q10)

COGS/Net Sales


75.6%
-40 bps
75.2%
2Q10
2Q11

SG&A/ Net Sales


17.2%
-140 bps
15.8%
2Q10
2Q11

Includes Integration Expenses R$:28Mi

Wholesale Price Evolution

R$/60kg bag 2010 2011

Soybean

Ponta Grossa - PR





55
50
45
40
35
30
49.09
46.50
jan
fev
mar
abr
mai
jun
jul
ago
set
out
nov
dez
2010
2011

Ch. (%)	
2Q11/2Q10	25.9
2Q11/2Q11	-7.6

Corn

Cascavel - PR





30
25
20
15
10
28.48
23.26
jan
fev
mar
abr
mai
jun
jul
ago
set
out
nov
dez
2010
2011

Ch. (%)	
2Q11/2Q10	71.1
2Q11/2Q11	8.0

Synergies

	2Q11
Synergies	R$ 175 million
Upfront expenses	(R$ 28 million)
Income tax/ Others	(R$ 59 million)
Net Synergies	**R$ 88 million**



Realization of Synergies
350
300
250
200
150
100
50
0
250
104
62
147
88
251
150
1Q11
2Q11
1H11
Guidance 2011
Impact after upfront expenses
Impact after upfront expenses and income tax/ others.

Debt Profile
R$ million


2.5x
1.9x
1.4x
1.3x
1.1x
4,199
3,807
3,634
3,814
3,504
2Q10
3Q10
4Q10
1Q11
2Q11
Net Debt
Net Debt/Ebitda

EBITDA LTM

Investments

2Q11 : R$240.7 million
42% higher than 2Q10



Optimization
26.3%
New Projects
27.6%
Intangible
6.4%
Productivity
39.7%

Breeder stocks R$103.9 million

Market Performance



Miss Daisy
Becel
pro·activ
Sadia
Light
Naturis
Soja
بدقيق الخبز
Chicken Nuggets
Traditional
Cotochés

Volumes x Prices (2Q11/2Q10)



Domestic Market
Export Market
Meat
Dairy
24.8%
7.8%
15.8%
Net Sales
Vol.
Price/mix
13.0%
0.3%
12.7%
Net Sales
Vol.
Price/mix
9.3%
-4.2%
25.0%
-11%
Net Sales
Vol.
Price/mix
FX

Net Sales Breakdown -1H 2011



By Product
Others
2.3%
Milk*
7.1%
Dairy Products
3.2%
Other Processed
8.2%
Poultry
32.6%
Processed
Products
36.5%
Pork / Beef
10.0%



By Market
Domestic
market
59.2%
Exports
40.8%

*Includes UHT, pasteurized and powered milk

Exports by Region


1H11
Other Countries
18.2%
Middle East
31.8%
Eurasia
9.9%
Europe
17.5%
Far East
22.5%


1H10
Other Countries
16.3%
Middle East
31.1%
Eurasia
11.3%
Europe
19.4%
Far East
21.9%

Performance in Capital Markets


PETISCOS
Dobon
Naturis
Chicken Nuggets
Sadia
MORTADELA
Ouro
PERDIX
Pense Light
Elegê
Leite em Pó

Shareholder's Composition


Treasury Shares 0.2%
Sabiá 0.7%
Sistel 1.5%
Valia 3.0%
Tarpon 8.0%
ADRs (NYSE) 11.4%
Petros 10.1%
Previ 12.8%
Foreing Investors 25.2%
Domestic Investors 27.1%

As of: 06.30.2011
Number of common shares: 872,473,246
Capital Stock: R$ 12.6 billion

Monthly Traded Volume

YTD (1H11)

US$ 76.7 million /day (64% Higher than 1H10)



3,000
2,500
2,000
1,500
1,000
500
0
Volume (US$ million)
130
120
110
100
90
Price (base line =Jul-10)
119
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
BRFS3
BRFS
Price BRFS3

Market Cap as of 07.31.2011: R$25.7 billion

Middle East


Elegê
SABOR CHOCOLATE
HOT POCKET
CHESTER
batavo
PIZZA
PERDIGÃO

Middle East

- ✓ Middle East: represents 31.8% of BRF's exports
- ✓ BRF has more than 25% of sales volume in United Arab Emirates, Kuwait, Watari, Oman and Bahrain
- ✓ BRF brands with a strong recognition in the region and elected as preferred in various countries
- ✓ Sadia is the most recollected brand in these countries with recall of 40%

Middle East


Saudi
Arabia
UAE

- Commercial Offices
- Own Distribution
- Top of Mind in the region

Location


Syria
Lebanon
West Bank
Gaza Strip
Jordan
Iraq
Iran
Kuwait
Egypt
Saudi Arabia
Bahrain
Qatar
Dubai
UAE
Oman
Yemen

Greenfield Project – United Arab Emirates

Capacity of
80,000 tons


BRF
BRASIL FOODS

Start of
Production: end of
2012

Investment of
US$ 120 million

Breaded products, hambuergers, pizzas,
industrializeds and marinated

Rationale

- ✓ Consolidate leadership position in the Middle East
- ✓ Strengthen BRF brands with local production of processed foods
- ✓ Provide flexibility and agility in serving consumers
- ✓ Access to other markets
- ✓ Increase penetration of food service

Middle East Campaign

BRF


Sadia
Rebozados de pollo


Vuelta a clases con Sadia
Sadia


رمضان كريم
رمضان كريم
رمضان كريم
رمضان كريم


رمضان كريم
Ramadan Kareem
متعة الطعام الطيب
The Joy Of Good Food
مجاناً
صينية للفرن
FREE
Baking Tray

دبي العطاء
Dubai Cares

Europe - Campaign


No chicken to waste!
Perfect Portions of Pure Chicken Breast
Snacks - Chunks
Breaded Chunks
Battered Chunks
Breaded Tikka Poppadom Chunks
Starters - Goujons
Southern Fried Chicken Goujons
Tex Mex Chicken Goujons
Breaded Chicken Goujons
Main Course - Fillets
Battered Chicken Fillets
Breaded Chicken Fillets
Southern Fried Chicken Fillets

Sponsor of CBJ




Sadia

AGORA A FAMÍLIA DO JUDÔ TEM MAIS UM INTEGRANTE: SADIA, A NOVA PATROCINADORA MASTER DA CONFEDERAÇÃO BRASILEIRA DE JUDÔ.

Sadia
PATROCINADORA MASTER DO JUDÔ BRASILEIRO

CBJ

Launches and Campaigns


Experimente!
Novos Queijos Prato e Mussarela Sadia
AGORA QUEIJO SE PEDE PELA MARCA.
Sadia
Queijo Prato
Queijo Mussarela
PERDIGÃO
RIO
PROMOÇÃO
MEU MENU É DE CINEMA
Naturis cuida.
Naturis

New Institutional Campaign



We invest more in the development of healthy foods than in marketing. It´s like they say: the best advertising is by word of mouth.





The logic is simple: when we gain market outside, more professionals gain market inside the company.

An athlete needs a healthy, balanced diet. But we believe that we can go further.

Do you know why 59 out of our 60 plants are in upstate cities? Because Brazilian development begins in the countryside.



New Institutonal Campaign

When we feed each Brazilian's dream, we feed the entire country's dream.



Sadia
PERDIGÃO
Qualy
Cremosa
Cozido
Sadia
OURO
batavo
morango
Elegê
Leite UHT
batavo
Naturis
Soja
Sadia